SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *



                               QCF Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  746924 10 9
                                 (CUSIP Number)







     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise Subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 14 pages

-

CUSIP NO. 746924 10 9           13G                           Page 2 of 14 Pages




1     NAME OF REPORTING PERSON: QCF Bancorp, Inc. Employee Stock Ownership Plan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         41-1796789
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)     X

                                                             (b)
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

   NUMBER OF    5  SOLE VOTING POWER                            0
    SHARES

 BENEFICIALLY   6  SHARED VOTING POWER                    142,620
   OWNED BY

     EACH       7  SOLE DISPOSITIVE POWER                       0
  REPORTING

    PERSON      8  SHARED DISPOSITIVE POWER               142,620
     WITH

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    142,620
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         10 %
12         TYPE OF REPORTING PERSON*

                        EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                      Page 3 of 14 Pages




1         NAME OF REPORTING PERSON: Queen City Federal Savings Bank 401k
                                    Profit Sharing Plan

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   41-0836777

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)      X

                                                             (b)
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Minnesota

     NUMBER OF    5  SOLE VOTING POWER                              0
      SHARES

    BENEFICIALLY
     OWNED BY     6  SHARED VOTING POWER                       78,935

       EACH
                  7  SOLE DISPOSITIVE POWER                        0
     REPORTING

      PERSON      8  SHARED DISPOSITIVE POWER                   78,935
       WITH

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      78,935
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          5.5 %
12         TYPE OF REPORTING PERSON*

                        EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9             13G                         Page 4 of 14 Pages



1         NAME OF REPORTING PERSON: QCF Bancorp, Inc. 1995 Stock Option and
                                    Incentive Plan

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    41-1796789

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)     X

                                                              (b)
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

    NUMBER OF   5 SOLE VOTING POWER                               0
     SHARES

  BENEFICIALLY  6  SHARED VOTING POWER                       94,494
    OWNED BY

      EACH      7  SOLE DISPOSITIVE POWER                         0
   REPORTING

     PERSON     8  SHARED DISPOSITIVE POWER                  94,494
      WITH


9
           AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     94,494
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           6.6 %
12         TYPE OF REPORTING PERSON*

                        EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9          13G                            Page 5 of 14 Pages


1         NAME OF REPORTING PERSON: Peter J. Johnson

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)

                                                            (b)     X
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

    NUMBER OF    5  SOLE VOTING POWER                               7,252
     SHARES

  BENEFICIALLY   6  SHARED VOTING POWER                           212,827
    OWNED BY

      EACH       7  SOLE DISPOSITIVE POWER                          7,252
    REPORTING

     PERSON      8  SHARED DISPOSITIVE POWER                      212,827
      WITH


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   220,079
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         15.4%
12         TYPE OF REPORTING PERSON*

                        IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                      Page 6 of 14 Pages


1         NAME OF REPORTING PERSON: Kevin E. Pietrini

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)

                                                            (b)     X
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

     NUMBER OF
                  5 SOLE VOTING POWER                              44,243
      SHARES
   BENEFICIALLY   6 SHARED VOTING POWER6                          118,333
     OWNED BY

       EACH       7 SOLE DISPOSITIVE POWER                         44,243
     REPORTING

      PERSON      8 SHARED DISPOSITIVE POWER                      118,333
       WITH

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     162,576
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           11.4%
12         TYPE OF REPORTING PERSON*

                        IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9             13G                         Page 7 of 14 Pages


1         NAME OF REPORTING PERSON: John A. Trenti

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)     X
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

    NUMBER OF
                 5 SOLE VOTING POWER                            3,890
     SHARES
  BENEFICIALLY   6  SHARED VOTING POWER                       212,827
    OWNED BY

      EACH       7 SOLE DISPOSITIVE POWER                       3,890
    REPORTING

     PERSON      8 SHARED DISPOSITIVE POWER                   212,827
      WITH


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    216,717
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        15.2 %
12         TYPE OF REPORTING PERSON*

                        IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                 13G                     Page 8 of 14 Pages


1         NAME OF REPORTING PERSON: Daniel F. Schultz

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)     X
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

   NUMBER OF
                  5 SOLE VOTING POWER                              38,713
    SHARES
 BENEFICIALLY    6  SHARED VOTING POWER                           78,935
   OWNED BY

      EACH        7  SOLE DISPOSITIVE POWER                        38,713
    REPORTING

     PERSON       8  SHARED DISPOSITIVE POWER                      78,935
      WITH


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    117,648
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          8.2%
12         TYPE OF REPORTING PERSON*

                        IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9             13G                         Page 9 of 14 Pages


1         NAME OF REPORTING PERSON: John C. Pearsall

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)      X
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Minnesota

    NUMBER OF
                5  SOLE VOTING POWER                             11,328
     SHARES
  BENEFICIALLY  6  SHARED VOTING POWER                           94,494
    OWNED BY

     EACH       7  SOLE DISPOSITIVE POWER                        11,328
  REPORTING

    PERSON      8  SHARED DISPOSITIVE POWER                      94,494
     WITH


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    105,822
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          7.4%
12         TYPE OF REPORTING PERSON*

                        IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 10 of 14 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)         Name of Issuer.
         QCF Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.
         501 Chestnut
         P. O. Box 1147
         Virginia, MN 55792

Item 2(a)         Name of Person(s) Filing.
     QCF Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), Queen City Federal Savings Bank 401k Profit Sharing Plan ("401k Plan"), QCF Bancorp, Inc. 1995 Stock Option and Incentive Plan ("Option Plan"), and the following individuals who serve as trustees of the separate trusts established under the ESOP, the 401k Plan, and the Option Plan: Peter J. Johnson, Kevin E. Pietrini, John A. Trenti, Daniel F. Schultz, and John C. Pearsall.

Item 2(b)         Address of Principal Business Office.
         Same as Item 1(b).

Item 2(c)         Citizenship.
     See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)         Title of Class of Securities.
         Common Stock, par value $.01 per share.

Item 2(e)         CUSIP    Number.
     See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.           Check whether the person filing is a:

     (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d- 1(b)(1)(ii)(F)

     (h) X  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                             Page 11 of 14 pages


Item 4.           Ownership.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.           Ownership of Five percent or Less of A Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
     Pursuant to Section 13.7 of the ESOP, QCF Bancorp, Inc., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP Trust.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.           Identification and Classification of Members of the Group.
     This Schedule 13G is being filed on behalf of the ESOP, the 401k Plan, and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the ESOP, the 401k Plan, and the Option Plan, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.           Notice of Dissolution of Group.
         Not applicable.

Item 10.          Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 12 of 14 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QCF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:



            /S/ Peter J. Johnson                              February 6, 1997
         Peter J. Johnson, as Trustee                         Date


           /S/ Kevin E. Pietrini                              February 6, 1997
         Kevin E. Pietrini, as Trustee                        Date


           /S/ John A. Trenti                                 February 6, 1997
         John A. Trenti, as Trustee                           Date


  /S/ Peter J. Johnson                                        February 6, 1997
Peter J. Johnson, as an Individual                            Date
   Stockholder


 /S/ Kevin E. Pietrini                                        February 6, 1997
Kevin E. Pietrini, as an Individual                           Date
   Stockholder


 /S/ John A. Trenti                                           February 6, 1997
John A. Trenti, as an Individual                              Date
   Stockholder

QUEEN CITY FEDERAL SAVINGS BANK
401k PROFIT SHARING PLAN

By Its Trustee:



         /S/ Daniel F. Schultz                                 February 6, 1997
         Daniel F. Schultz, as Trustee                         Date



  /S/ Daniel F. Schultz                                        February 6, 1997
Daniel F. Schultz, as an Individual                            Date
   Stockholder

                                                             Page 13 of 14 Pages

1997 Schedule 13G Signature Pages
Page 2 of 2




QCF BANCORP, INC.
1995 STOCK OPTION AND INCENTIVE PLAN



By Its Trustees:



          /S/ Peter J. Johnson                               February 6, 1997
         Peter J. Johnson, as Trustee                        Date


          /S/ John C. Pearsall                               February 6, 1997
         John C. Pearsall, as Trustee                        Date


         /S/ John A. Trenti                                  February 6, 1997
         John A. Trenti, as Trustee                          Date


 /S/ Peter J. Johnson                                        February 6, 1997
Peter J. Johnson, as an Individual                           Date
   Stockholder

 /S/ John C. Pearsall                                        February 6, 1997
John C. Pearsall, as an Individual                           Date
   Stockholder


  /S/ John A. Trenti                                         February 6, 1997
John A. Trenti, as an Individual                             Date
   Stockholder

                                                             Page 14 of 14 Pages



Exhibit A


Identification of Members of Group


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (I) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. The trustee of the 401k Plan has voting and investment powers as to the 401k Plan's investment in shares of common stock of the issuer, as directed by the plan participants. Under the Option Plan's trust agreement, the trustees have sole discretion as to the investment of trust assets and exercise voting rights with respect to common stock of the issuer in accordance with the terms and conditions for the exercise of voting rights of unallocated shares under the ESOP. Overall, the trustees of the ESOP, the 401k Plan, and the Option Plan must exercise their voting and dispositive powers with respect to the assets, including common stock of the issuer, held by the plans in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.